

July 26, 2013

Eric L. Affeldt
President and Chief Executive Officer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, TX 75234

> **Re:** **ClubCorp Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2013**
> **File No. 333-189912**

Dear Mr. Affeldt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 5 and reissue in part. Please eliminate non-substantial and subjective statements here and throughout. For example, please remove the term "dedicated" professional management team on page 5, "dedicated" general managers on page 5 and "dedicated" staff on page 6.

Competitive Strengths, page 2

Membership-Based Leisure Business with Significant Revenue, page 2

2. We note your response to our prior comment 12 that your total revenue per membership increased by 2.5% from 2007 to 2012 on a compounded annual growth rate basis. Please revise to disclose the revenue per membership increase each year between 2007 and 2012.

3. We note your revised disclosure in response to our prior comment 15. Please tell us why you believe your annual retention rates are evidence that the demographic profiles represented by your customers were more resilient than the general population. Please also revise the second paragraph on page 3 to clarify that there is no guarantee that the demographic profiles identified in this paragraph will spend more in an improving economy and recovering real estate market than the general population.

Nationally-Recognized and Award-Winning Clubs, page 3

4. We note your responses to our prior comments 16 and 35. Please disclose in this section of your prospectus the percentage of your golf courses that were designed by the golf architects identified on pages 3 and 4. In addition, please disclose the number of your golf courses that have won national awards, including the year that the course won and a brief description of the award so that investors can understand the significance of the award. Also disclose the number of your clubs that have appeared on national "best of" lists for golf, tennis and dining and include additional information regarding such lists so that investors may determine the significance of your appearance on such lists.

Take Advantage of Improving Economic Conditions, page 6

5. We note your response to our prior comment 25. Please revise to clarify that your discussion of membership in this section includes golf and country club members and business, sports and alumni club members. In addition, please clarify that, although you have added approximately 25,000 new memberships each year, your total number of members decreased each year except for 2012 and your total number of members in 2012 was lower than your total number of members in 2008.

Summary Financial Data, page 12

6. We note that you have appropriately added a placeholder for supplemental pro forma earnings per share computations pursuant to the guidance in SAB Topic 1-B-3. It appears that you will also use a portion of the net proceeds received from the offering to pay down your Senior Notes. If true, an "adjusted pro forma earnings per share" figure should also be provided. The denominator used in computing this figure should also include those common shares whose proceeds are being reflected in pro forma adjustments in the income statements (i.e. those used for debt repayment). The accompanying footnotes should also make the computation of adjusted pro forma earnings per share transparent to investors.

Critical Accounting Policies, page 79

Revenue Recognition, page 79

7. Refer to our previous comment 34. Please revise your disclosure surrounding service charges to indicate the average percentage of service fees received by servers as well as to explain the reasons why the remainder is retained by the clubs.

8. Please supplementally quantify the amount of service charges recognized in revenue in fiscal 2012.

Business Strategy, page 89

Leverage Our Portfolio and Alliance Offerings, page 90

9. We note your response to our prior comment 39 on page 90 and we reissue. We note that you have established alliances with other leisure-oriented business whereby members of your clubs have usage privileges or received special pricing at such properties. Please describe the material terms of the agreement that you have with such business. For example, please disclose whether there are any costs to you to obtain such privileges for your members.

Intellectual Property, page 102

10. Based on your response to our prior comment 46, please explain why you believe it is appropriate to characterize your Bell Notes training program and your Member Dashboard as "proprietary."

Management, page 107

Executive Compensation, page 113

Equity-Based Awards, page 116

11. We note your response to our prior comment 49. Please clarify whether your named executive officers will continue to hold Units of Fillmore after the closing of your offering.

Director Compensation, page 131

12. We note your response to our prior comment 47. Please clarify here that none of your directors received compensation for their service as directors during the most recently completed fiscal year.

Certain Relationships and Related Party Transaction, page 132

Management Agreement, page 132

13. We note your response to our prior comment 50 that the Management Agreement will terminate upon consummation of the offering and there are no management services that will need to be replaced as a result.  On page 132 of your prospectus, you disclose that an affiliate of KSL currently provides financial and management consulting services to you.  With a view towards revised disclosure in this section or in your Business section, please explain what you mean by your response that "no management services will need to be replaced as a result" of terminating your Management Agreement with the affiliate of KSL.

Offer Letters, page 132

14. We note your response to our prior comment 52 that you do not currently have any agreements containing termination and change of control provisions with any of your executive officers and "that to the extent that [you] do enter into any new termination or change of control agreements with any executive officers, the terms of such agreements will be disclosed."  Your disclosure on page 132 that "[you] have entered into offer letters and other agreements containing compensation, termination and change of control provisions, among others, with certain of [your] executive officers" seems inconsistent with your response.  Please advise.

Exclusive Forum, page 147

15. We note your disclosure on page 147 regarding the choice of forum.  Please include a risk factor to describe the risks to investors attendant to the exclusive forum provision in your certificate of incorporation.  In addition, please tell us what consideration you have given regarding the enforceability of this provision.  If there a risk that such a provision may be unenforceable under Nevada law, please include disclosure to that effect.

Note 15 – Segment Information, page F-35

16. We note your disclosure here that "other" includes a portion of the revenue associated with upgrade offers.  In your response, please describe the various types of upgrade offers and explain why you do not include them in the other two segments.

Exhibit 5.1

17. Please have counsel remove the assumption in the second paragraph of Exhibit 5.1 that "the terms of such issuances will be in compliance with applicable laws" as it is inappropriate assume a matter upon which counsel must opine.

18. Please have counsel provide an opinion that the shares offered by the selling shareholders are validly issued, fully paid and non-assessable as it appears that counsel has only opined upon the legality of the Company Shares in the first full paragraph on page 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3304 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc:     <u>Via E-mail</u>
        William B. Brentani, Esq.
        Simpson Thacher & Bartlett LLP